UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35773 / September 30, 2025

In the Matter of:

Gladstone Alternative Income Fund
Gladstone Capital Corporation
Gladstone Investment Corporation
Gladstone Business Loan, LLC
Gladstone Business Investment, LLC
Gladstone Management Corporation

1521 Westbranch Drive, Suite 100
McLean, Virginia 22102

812-15806

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Gladstone Alternative Income Fund, et al. filed an application on May 20, 2025, and
amendments to the application on August 12, 2025, and August 13, 2025, requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule
17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections
17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain
registered closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On September 4, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35737). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Gladstone Alternative Income Fund, et al. (File No. 812-15806) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.